

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

Via E-mail
Eric Richman
Chief Executive Officer
PharmAthene, Inc.
One Park Place, Suite 450
Annapolis, MD 21401

      Re: **PharmAthene, Inc.**
              Registration Statement on Form S-4
              Filed September 9, 2013
              File No. 333-191055

Dear Mr. Richman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 35

1. We note your discussion on pages F-24 and F-62 that each of PharmAthene's and Theraclone's net operating loss carry forwards may be limited due to underlying ownership of the respective company's common stock. Please include a new risk factor that addresses the circumstances under which the completion of your proposed merger could result in an "ownership change" for purposes of Section 382 of the Internal Revenue Code for each of PharmAthene or Theraclone and the impact on existing U.S. federal net operating loss carry forwards and other tax credit carry forwards.

<u>"All of PharmAthene's immediately foreseeable future revenues are contingent upon grants and contracts from the U.S. government...," page 46</u>

2. We note your disclosure on page 47 that future funding levels for two of PharmAthene's key government customers, BARDA and DoD, are uncertain and may be subject to budget cuts as the U.S. Congress and the President look to reduce the nation's budget deficit. At the same time, however, we note that the Pandemic and All-Hazards Preparedness Reauthorization Act of 2013 authorized appropriations of $2.8 billion for the period of fiscal years 2014 to 2018, a substantial portion of which funding is allocated to BARDA. Please expand your disclosure to state how the Pandemic and All-Hazards Preparedness Reauthorization Act of 2013 relates to BARDA funding and future revenues that may be received by PharmAthene from BARDA, as well as the impact of the sequestration on the federal appropriations provided to BARDA under the Reauthorization Act.

<u>Opinion of Leerink Swann, page 94</u>

3. We note your description of the analysis performed by Leerink Swann in rendering its fairness opinion, which included an estimate of future revenues that PharmAthene may derive from its pending litigation with SIGA Technologies. We further note that Leerink assumed that such future revenues will be equal to the damages awarded to PharmAthene by the Delaware Chancery Court in its judgment dated May 31, 2012. Please expand your description to disclose:

    *   the dollar amount of estimated damages attributed to this pending litigation for purposes of Leerink's analysis and its valuation of PharmAthene; and

    *   the methodology used to derive the estimate of damages, including, if applicable, the value attributed to the net profits from sales of SIGA's Arestvyr^{TM}

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    *   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey Baumel
Dentons US LLP
1221 Avenue of the Americas
New York, New York 10020-1089